

February 26, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed February 13, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We reviewed the above-captioned filing and have the comments below.

<u>General</u>

1. Please provide prominent disclosure on the cover page that the transaction is subject to Rule 419 and the risks associated with such a transaction.

2. The disclosure indicating that "none of the proceeds from the sale of stock by the selling security holders will be placed in escrow, trust or similar account" is not consistent with the requirements of Rule 419. Although you indicate on page I-2 that the escrowing and release of funds is not applicable because you are not selling stock in the offering, please note that the provisions of Rule 419 apply to both primary and secondary offerings of securities. <u>See</u> Section 7(b) of the Securities Act of 1933. Please revise the disclosure throughout your registration statement accordingly.

3. Please file the executed escrow or trust agreement as an exhibit to the registration statement. <u>See</u> Rule 419(b)(4).

4. Please provide the disclosure required by Rule 419(c).

5. Please provide more detail on how you will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship, if any, to the registrant and the registrant's directors and officers.

6. Please indicate whether the registrant may pay cash finder's fees and whether the registrant may issue securities as finder's fees.

7. Please disclose whether the registrant may merge with or acquire another company in which its promoters, management, or promoters' or management's affiliates or associates, directly or indirectly, have an ownership interest. If the registrant's corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether the registrant's promoters and management are aware of any circumstances under which it may change this corporate policy.

8. For any merger with or acquisition of another company, please address the following matters:

    - The degree of control/level of ownership that the registrant would have in a merger with or acquisition of another company.

    - If the registrant may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to the registrant.

    - Define and explain the minimal transaction value required of any target company in a merger or acquisition by the registrant.

    - Whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition.

    - The effect of your reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

    - Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

Risk Factors, page I-5

9. Please provide risk factor disclosure relating to your status as a blank check company and the consequences or effects of that status for your security holders.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact

Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief